FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - NOVEMBER 1, 2006

BAYTEX ENERGY TRUST ANNOUNCES INCREASE
TO EXCHANGEABLE SHARE RATIO

Calgary, Alberta (November 1, 2006) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Baytex Energy Ltd. from 1.48762 to 1.49857 This increase will be effective on November 15, 2006.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Baytex Energy Trust Distribution:	October 31, 2006
Opening Exchange Ratio:	1.48762
Baytex Energy Trust Distribution per Unit:	$0.18
Five-day Weighted Average Trading Price of BTE.UN
(prior to the end of October ):	$24.45
Increase in Exchange Ratio (xx):	0.01095
Effective Date of the Increase in Exchange Ratio:	November 15, 2006
Exchange Ratio as of Effective Date:	1.49857
(xx) The increase in the Exchange Ratio is calculated by multiplying the Baytex Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of BTE.UN.

A holder of Baytex Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 (telephone: 403-233-2801).

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca